VERTEX INTERACTIVE, INC.
               140 Route 17 North - Suite 250
                  Paramus, New Jersey 07652
                        (973)777-3500




September 23, 2002



VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

          Re:  Vertex Interactive, Inc. (the "Company")
               SEC File Number:  333-70490
               Form S-3 Registration Statement

Ladies and Gentlemen:

     We previously filed the above-referenced Form S-3 registration statement. We hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because we believe that the Form S-3 is not the appropriate form to register the Company's securities. It is our intent
to file a new registration statement on Form    S-1.  If you
have any questions concerning this matter, please contact the undersigned.

     Thank you for your assistance in this matter.

                              VERTEX INTERACTIVE, INC.



                              By: /s/Nicholas R. H. Toms
                              Nicholas R.H. Toms
                              Chief Executive Officer